Exhibit 99.1

RYB Education, Inc. Reports Fourth Quarter and Full Year 2017
Financial Results

BEIJING, March 15, 2018 — RYB Education, Inc. (“RYB” or the “Company”) (NYSE: RYB), a leading early childhood education service provider in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2017.

Fourth Quarter 2017 Operational and Financial Summary

•                  Number of students enrolled at RYB directly operated kindergartens was 21,684 as of December 31, 2017, compared with 17,900 as of December 31, 2016.

•                  Number of franchise play-and-learn centers and kindergartens in operation were 946 and 210 as of December 31, 2017, respectively.

•                  Net revenues were $39.1 million, compared with $32.4 million for the fourth quarter of 2016.

•                  Gross profit was $7.5 million, compared with $2.4 million for the fourth quarter of 2016.

•                  Net income attributable to ordinary shareholders of RYB for the fourth quarter of 2017 was $0.2 million, compared with $0.1 million for the fourth quarter of 2016. Adjusted net income attributable to ordinary shareholders1 of RYB for the fourth quarter of 2017 was $1.9 million, compared with $0.1 million for the fourth quarter of 2016.

•                  Cash used in operating activities was $15.0 million during the fourth quarter of 2017, compared with $4.8 million of cash generated from operating activities during the fourth quarter of 2016.

Full Year 2017 Financial Summary

•                  Net revenues were $140.8 million, compared with $108.5 million for 2016.

•                  Gross profit was $29.5 million, compared with $16.9 million for 2016.

•                  Net income attributable to ordinary shareholders of RYB for 2017 was $7.1 million, compared with $6.5 million for 2016. Adjusted net income attributable to ordinary shareholders of RYB for 2017 was $11.1 million, compared with $6.5 million for 2016.

Fourth Quarter 2017 Financial Results

1  Adjusted net income attributable to ordinary shareholders is a non-GAAP financial measure, which is defined as net income attributable to ordinary shareholders excluding share-based compensation expenses. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

Net Revenues

Net revenues for the fourth quarter of 2017 increased to $39.1 million, from $32.4 million for the same quarter of 2016.

Service revenues for the fourth quarter of 2017 increased to $34.8 million, from $29.0 million for the same quarter of 2016. The increase was primarily due to an increase in the number of students enrolled at our directly owned kindergartens and increases in training and other service revenues.

Product revenues for the fourth quarter of 2017 increased to $4.3 million, compared with $3.4 million for the same quarter of 2016. The increase was primarily due to an increase in the amount of merchandise sold through the Company’s franchise network.

Cost of Revenues

Cost of revenues for the fourth quarter of 2017 was $31.6 million, compared with $30.0 million for the same quarter of 2016. Cost of services revenues for the fourth quarter of 2017 was $29.3 million, compared with $28.2 million for the same quarter of 2016. The increase was primarily due to an increase in staff compensation at the Company’s directly operated kindergartens and play-and-learn centers and, to a lesser extent, an increase in compensation to our franchise-service-and-supervision team. Cost of products revenues for the fourth quarter of 2017 was $2.3 million, compared with $1.8 million for the same quarter of 2016, as the Company sold more products in the three months ended December 31, 2017.

Gross Profit and Gross Margin

Gross profit for the fourth quarter of 2017 was $7.5 million, compared with $2.4 million for the same quarter of 2016.

Operating Expenses

Total operating expenses for the fourth quarter of 2017 were $7.6 million, compared with $2.5 million for the same quarter of 2016. Excluding share-based compensation expenses, operating expenses were $6.0 million.

Selling expenses for the fourth quarter of 2017 were $0.5 million, compared with $0.6 million for the same quarter of 2016.

General and administrative (“G&A”) expenses for the fourth quarter of 2017 were $7.1 million, compared with $1.9 million for the same quarter of 2016. Excluding share-based compensation expenses, G&A expenses were $5.5 million for the fourth quarter of 2017. The increase in G&A expense excluding share-based compensation expenses was primarily due to higher cash compensation cost and additional expenses incurred in professional service fees. The share-based-compensation included in G&A expense was $1.6 million for the quarter.

Operating Income/Loss

Operating loss for the fourth quarter of 2017 was $0.2 million, compared with $0.1 million for the same quarter last year. Adjusted operating income2 was $1.5 million for the fourth quarter of 2017, compared with a loss of $0.1 million for the same quarter of 2016.

Net Income

Net income attributable to ordinary shareholders of RYB for the fourth quarter of 2017 was $0.2 million, compared with $0.1 million for the same quarter of 2016. Adjusted net income attributable to ordinary shareholders of RYB, which excludes the impact of $1.7 million of share-based compensation expense for the fourth quarter of 2017, was $1.9 million, compared to $0.1 million for the same quarter of 2016.

Basic and diluted net income per American depositary share (“ADS”) attributable to ordinary shareholders of RYB for the fourth quarter of 2017 were $0.01 and $0.01, respectively, compared with basic and diluted net income per ADS attributable to ordinary shareholders of RYB of $0.00 and $0.00, respectively for the same quarter of 2016. Each ADS represents one Class A ordinary share.

Adjusted basic and diluted net income per ADS attributable to ordinary shareholders3 of RYB for the fourth quarter of 2017 were $0.06 and $0.06, respectively, compared with adjusted basic and diluted net income per ADS attributable to ordinary shareholders of RYB of $0.00 and $0.00, respectively for the same quarter last year.

EBITDA4 for the fourth quarter of 2017 was $2.3 million, compared with $1.2 million for the same period last year. Adjusted EBITDA5 for the fourth quarter of 2017 was $3.9 million, compared with $1.2 million for the same quarter of 2016.

Balance Sheet

As of December 31, 2017, the Company had total cash, cash equivalents and term deposits of $158.7 million, compared with $46.7 million as of December 31, 2016.

2  Adjusted operating income is a non-GAAP financial measure, which is defined as operating income excluding share-based compensation expenses. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

3  Adjusted basic and diluted net income per ADS attributable to ordinary shareholders is a non-GAAP financial measure, which is defined as basic and diluted net income per ADS attributable to ordinary shareholders excluding share-based compensation expenses. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

4  EBITDA is defined as net income excluding depreciation, amortization and income tax expenses. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

5  Adjusted EBITDA is a non-GAAP financial measure, which is defined as net income excluding depreciation, amortization, interest expenses, income tax expenses, and share-based compensation expenses. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

Operating Cash Flow

Cash used in operating activities was $15.0 million during the fourth quarter of 2017, compared with $4.8 million of cash generated from operating activities during the fourth quarter of 2016. The cash outflow in the quarter was primarily driven by the pay-out of IPO related disbursements and one-off refunds to contracted and potential franchisees.

Full Year 2017 Financial Results

Net Revenues

Net revenues for 2017 was $140.8 million, compared with $108.5 million for 2016.

Service revenues for 2017 was $122.9 million, compared with $95.9 million for 2016.

Product revenues for 2017 was $17.9 million, compared with $12.6 million for 2016. The increase was primarily due to an increase in the amount of merchandise sold through the Company’s franchise network.

Cost of Revenues

Cost of revenues for 2017 was $111.3 million, compared with $91.6 million for 2016. Cost of services revenues for 2017 was $101.5 million, compared with $85.4 million for 2016. The increase was primarily due to an increase in staff compensation at the Company’s directly operated kindergartens and play-and-learn centers and, to a lesser extent, an increase in compensation to the franchise service and supervision team. Cost of products revenues for 2017 was $9.8 million, compared with $6.3 million for 2016, as the Company sold more products in 2017.

Gross Profit

Gross profit for 2017 was $29.5 million, compared with $16.9 million for 2016.

Operating Expenses

Total operating expenses for 2017 were $20.2 million, compared with $9.3 million for 2016. Excluding share-based compensation expenses, operating expenses were $16.3 million for 2017.

Selling expenses for 2017 were $1.8 million, compared with $1.9 million for 2016.

G&A expenses for 2017 were $18.4 million, compared with $7.4 million for 2016. Excluding share-based compensation expenses, G&A expenses were $14.6 million for 2017. The increase was primarily due to higher expenses incurred in staff compensation and professional service fees.

Operating Income

Operating income for 2017 was $9.3 million, compared with $7.6 million for 2016.

Adjusted operating income for 2017 was $13.3 million, compared with $7.6 million for 2016.

Net Income

Net income attributable to ordinary shareholders of RYB for 2017 was $7.1 million, compared with $6.5 million for 2016.

Adjusted net income attributable to ordinary shareholders of RYB, which excludes the impact of share-based compensation expense, for 2017 was $11.1 million, compared with $6.5 million for 2016.

Basic and diluted net income per American depositary share (“ADS”) attributable to ordinary shareholders of RYB for 2017 were $0.29 and $0.27, respectively, compared with basic and diluted net income per ADS attributable to ordinary shareholders of RYB of $0.28 and $0.26, respectively for 2016. Each ADS represents one Class A ordinary share.

Adjusted basic and diluted net income per ADS attributable to ordinary shareholders of RYB for 2017 was $0.45 and $0.42, respectively, compared with adjusted basic and diluted net income per ADS attributable to ordinary shareholders of RYB of $0.28 and $0.26, respectively for 2016.

EBITDA for 2017 was $16.5 million, compared with $12.9 million for 2016. Adjusted EBITDA for 2017 was $20.4 million, compared with $12.9 million for 2016.

Other Operations Update

In late 2017, a female teacher at RYB-operated Xintiandi kindergarten in Beijing was criminally charged with “maltreatment of children under care” in connection with a class she taught (the “Xintiandi incident”). The case remains under investigation. The police have published a report rejecting as rumors certain allegations against RYB that had circulated on internet. Nonetheless, in the wake of the Xintiandi incident, the Company has redoubled its efforts to raise quality standards on the security and safety of its facilities and the management of its faculty and staff. The Company has taken steps to implement more stringent teacher recruitment requirements, by, among other things, improving teacher training, raising teacher compensation, and more closely monitoring and providing support to its staff. In addition, the Company has taken measures to improve its security monitoring and management system. The Company has invited parents to participate in open classes and other efforts aiming to make its facilities more safe and transparent. While the aforementioned actions are expected to increase the Company’s operating costs in the near term, they are also expected to help set a strong foundation for a stable high-quality teaching team; create a warm, secure and harmonious environment for its students and their parents and enable the Company to continue delivering high-quality education. These efforts are also expected to help build long-term growth prospects and sustain healthy financial performance.

About RYB Education, Inc.

Founded on the core values of ‘‘Care’’ and ‘‘Responsibility,’’ RYB Education, Inc. is a leading early childhood education service provider in China. Since opening its first play-and-learn center in 1998, the Company has grown and flourished with the mission to provide individualized age-appropriate education to stimulate and nurture children so they can realize their full potential. During its nearly two decades of operating history, the Company has built “RYB” into a well-recognized education brand and helped bring about many new educational practices in China’s early childhood education industry. RYB’s comprehensive early childhood education solutions meet the needs of children from infancy to 6 years old through structured courses at kindergartens and play-and-learn centers, as well as at-home educational products and services.

For more information, please visit http://ir.rybbaby.com

Use of Non-GAAP Financial Measures

We use EBITDA, adjusted EBITDA, adjusted operating income, adjusted net income, and adjusted basic and diluted net income per ADS, each a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes.

EBITDA is defined as net income excluding depreciation, amortization, interest expenses, and income tax expenses; adjusted EBITDA is defined as net income excluding depreciation, amortization, interest expenses, income tax expenses, and share-based compensation expenses; adjusted operating income is defined as operating income excluding share-based compensation expenses; adjusted net income attributable to ordinary shareholders is defined as  net income attributable to ordinary shareholders excluding share-based compensation expenses; and adjusted basic and diluted net income per ADS attributable to ordinary shareholders are defined as basic and diluted net income per ADS attributable to ordinary shareholders excluding share-based compensation expenses.

We believe that EBITDA, adjusted EBITDA, adjusted operating income, adjusted net income, and adjusted basic and diluted net income per ADS, help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in income from operations and net income. We believe that EBITDA, adjusted EBITDA, adjusted operating income, adjusted net income, and adjusted basic and diluted net income per ADS, provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

EBITDA, adjusted EBITDA, adjusted operating income, adjusted net income, and adjusted basic and diluted net income per ADS, should not be considered in isolation or construed as an alternative to net income or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical Adjusted financial measures to the most directly comparable GAAP measures. EBITDA, adjusted EBITDA, adjusted operating income, adjusted net income, and adjusted basic and diluted net income per ADS, presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s brand recognition and market reputation; student enrollment in the Company’s teaching facilities; the Company’s growth strategies; its future business development, results of operations and financial condition; trends and competition in China’s early childhood education market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese early education market; Chinese governmental policies relating to the Company’s industry and general economic conditions in China. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

RYB Education, Inc.

Investor Relations

Tel: 86-10-8767-5752

E-mail:  ir@rybbaby.com

The Piacente Group, Inc.

Ross Warner

Tel: +86 (10) 5730-6200

E-mail: ryb@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Alan Wang

Tel: +1-212-481-2050

E-mail: ryb@tpg-ir.com

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	As of
	December 31, 2017	December 31, 2016
Current assets:
Cash and cash equivalents	158,691	46,256
Term deposits	—	432
Accounts receivable, net	901	1,022
Inventories	3,549	3,043
Prepaid expenses and other current assets	9,541	9,414
Amounts due from related parties	126	3,816
Total current assets	172,808	63,983

Non-current assets:
Restricted cash	543	372
Property, plant and equipment, net	40,163	29,411
Goodwill	428	401
Long-term investments	256	378
Deferred tax assets	12,430	6,951
Other non-current assets	3,110	2,914
Total assets	229,738	104,410

Liabilities and shareholders’ equity
Current liabilities:
Prepayments from customers, current portion(including prepayments from customers of the consolidated VIE without recourse to the Group of $ 11,963 and $16,570 as of December 31, 2017 and 2016, respectively)	11,968	16,576
Accrued expenses and other current liabilities(including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Group of $ 49,742 and $36,063 as of December 31, 2017 and 2016, respectively)	51,854	36,436
Income taxes payable(including income taxes payable of the consolidated VIE without recourse to the Group of $ 8,505 and $ 5,498 as of December 31, 2017 and 2016, respectively)	10,534	5,869
Deferred revenue, current portion(including deferred revenue of the consolidated VIE without recourse to the Group of $22,327 and $20,446 as of December 31, 2017 and 2016, respectively)	22,666	21,406
Total current liabilities	97,022	80,287

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(in thousands of U.S. dollars)

	As of
	December 31, 2017	December 31, 2016
Non-current liabilities:
Prepayments from customers, non-current portion (including prepayments from customers of the consolidated VIE without recourse to the Group of $ 8,542 and $5,908 as of December 31, 2017 and 2016, respectively)	8,542	5,908
Deferred revenue, non-current portion (including deferred revenue of the consolidated VIE without recourse to the Group of $8,505 and $6,742 as of December 31, 2017 and 2016, respectively)	10,396	8,242
Other non-current liabilities (including other non-current liabilities of the consolidated VIE without recourse to the Group of $ 8,483 and $6,012 as of December 31, 2017 and 2016, respectively)	8,484	6,012
Total liabilities	124,444	100,449

Equity
Ordinary shares	29	23
Additional paid-in capital	129,134	36,420
Statutory reserve	2,678	2,156
Accumulated other comprehensive income	783	381
Accumulated deficit	(28,879)	(35,472)
Total RYB Education, Inc. shareholders’ equity	103,745	3,508
Non-controlling interest	1,549	453
Total equity	105,294	3,961
Total liabilities and total equity	229,738	104,410

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands of U.S. dollars, except share, ADS, per share and per ADS data)

	Three Months Ended December 31,		Year Ended December 31,
	2017	2016	2017	2016
Net revenues:
Services	34,755	28,998	122,869	95,936
Products	4,306	3,434	17,934	12,577
Total net revenues	39,061	32,432	140,803	108,513
Cost of revenues:
Services	29,292	28,194	101,522	85,356
Products	2,292	1,845	9,755	6,260
Total cost of revenues	31,584	30,039	111,277	91,616
Gross profit	7,477	2,393	29,526	16,897

Operating expenses
Selling Expenses	536	643	1,774	1,922
General and administrative	7,106	1,895	18,418	7,424
Total operating expenses	7,642	2,538	20,192	9,346

Operating (loss) income	(165)	(145)	9,334	7,551
Interest income	435	42	563	107
Government subsidy income	443	210	863	573
Loss on disposal of subsidiaries	—	—	(168)	—

Income before income taxes	713	107	10,592	8,231
Less: Income tax expense	486	26	3,812	2,155

Income before loss in equity method investments	227	81	6,780	6,076
Loss from equity method investment	(117)	(189)	(239)	(189)

Net income (loss)	110	(108)	6,541	5,887
Less: Net loss attributable to noncontrolling interest	(89)	(201)	(574)	(618)

Net income attributable to ordinary shareholders of RYB	199	93	7,115	6,505

Net income per share attributable to ordinary shareholders of RYB Education, Inc.
Basic	0.01	0.00	0.29	0.28
Diluted	0.01	0.00	0.27	0.26
Net income per ADS attributable to ordinary shareholders of RYB Education, Inc. (Note 1)
Basic	0.01	0.00	0.29	0.28
Diluted	0.01	0.00	0.27	0.26
Weighted average shares used in calculating net income per ordinary share
Basic	29,213,801	23,163,801	24,735,445	23,163,801
Diluted	31,678,204	24,864,290	26,566,657	24,682,525

Note 1 : Each ADS represents one Class A ordinary share.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of U.S. dollars)

	Three Months Ended December 31,		Year Ended December 31,
	2017	2016	2017	2016
Net income	110	(108)	6,541	5,887
Other comprehensive income (loss), net of tax of nil:
Change in cumulative foreign currency translation adjustments	115	(94)	410	(99)
Total comprehensive income	225	(202)	6,951	5,788
Less: Comprehensive loss attributable to non-controlling interest	(120)	(224)	(566)	(630)
Comprehensive income attributable to RYB Education, Inc.	345	22	7,517	6,418

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(in thousands of U.S. dollars, except share, ADS, per share and per ADS data)

	Three Months Ended December 31,		Year Ended December 31,
	2017	2016	2017	2016

Operating income	(165)	(145)	9,334	7,551
Share-based compensation expenses	1,654	—	3,990	—
Adjusted operating income	1,489	(145)	13,324	7,551

Net income attributable to RYB	199	93	7,115	6,505
Share-based compensation expenses	1,654	—	3,990	—
Adjusted net income attributable to RYB	1,853	93	11,105	6,505

Net income	110	(108)	6,541	5,887
Add: Income tax expense	486	26	3,812	2,155
Depreciation of property, plant and equipment	1,668	1,329	6,099	4,831
EBITDA	2,264	1,247	16,452	12,873
Share-based compensation expenses	1,654	—	3,990	—
Adjusted EBITDA	3,918	1,247	20,442	12,873

Net income per ADS attributable to RYB- Basic (Note1)	0.01	0.00	0.29	0.28
Net income per ADS attributable to RYB- Diluted (Note1)	0.01	0.00	0.27	0.26

Adjusted net income per ADS attributable to RYB- Basic (Note1)	0.06	0.00	0.45	0.28
Adjusted Net income per ADS attributable to RYB- Diluted (Note1)	0.06	0.00	0.42	0.26

Weighted average shares used in calculating basic net income per ADS(Note1)	29,213,801	23,163,801	24,735,445	23,163,801
Weighted average shares used in calculating diluted net income per ADS(Note1)	31,678,204	24,864,290	26,566,657	24,682,525

Adjusted net income per share- Basic	0.06	0.00	0.45	0.28
Adjusted net income per share- Diluted	0.06	0.00	0.42	0.26

Note 1 : Each ADS represents one Class A ordinary share.